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UNIT[illegible] 09059805
SECURITIES AND EX[illegible]
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 06 2009

Washington, DC
105

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baytide Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

415 S. Boston Ave, STE 500
(No. and Street)

Tulsa (City) OK (State) 74103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aron Spears 918-585-8150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cross & Robinson
(Name – *if individual, state last, first, middle name*)

4200 E. Skelly Drive, STE 560 (Address) Tulsa (City) OK (State) 74135 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Beverly Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baytide Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Beverly Young
Signature

President
Title

Deanna T. Whitney
Notary Public
Commission # 02064606 Expires 3/30/2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Baytide Securities Corporation

Financial Statements
and
Independent Auditors' Report

December 31, 2008

SEC
Mail Processing
Section
MAR 06 2009
Washington, DC
105

JOHNSON & COMPANY
JAMES DEE
CERTIFIED PUBLIC ACCOUNTANTS P.C.

Contents

Independent Auditors Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	5
Statement of Cash Flows	6
Notes to Financial Statements	7-9
SUPPORTING SCHEDULES	
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule II: Computation for Determination of Reserve Requirements Under Rule 15C3-3 of the Securities and Exchange Commission	12
Independent Auditors Report on Internal Control Required by SEC Rule 17a-5	14-15

JAMES DEE
JOHNSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS P.C.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Baytide Securities Corporation

We have audited the accompanying statement of financial condition of Baytide Securities Corporation (a wholly owned Subsidiary) as of December 31, 2008 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baytide Securities Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James Dee Johnson & Company

Oklahoma City, Oklahoma
February 14, 2009

Baytide Securities Corporation
Statement of Financial Condition
December 31, 2008

Assets

Current Assets		
Cash and cash equivalents	$	80,532
Marketable securities, at fair value		7,414
Other receivable		844
Total current assets		88,790
	$	88,790

Liabilities & Stockholders' Equity

Current Liabilities		
Accounts payable	$	12,110
Accrued Liabilities		3,943
Total current liabilities		16,053
Total Liabilities		16,053
Stockholders' Equity		
Common Stock, $1 par value, 21,000 shares authorized, 11,000 shares issued and outstanding		11,000
Additional paid in capital		144,160
Deficit in Retained Earnings		(82,423)
Total Stockholders' Equity		72,737
	$	88,790

Baytide Securities Corporation
Statement of Operations
For the year ended December 31, 2008

Revenues	-
Operating Expenses	
General and administrative expenses	14,430
Filing and other fees	260
Professional services	18,439
Total Operating Expenses	33,129
Operating Income (Loss)	(33,129)
Other Income (Expense)	
Interest income	3,014
Unrealized gain on stock valuation	(7,434)
Total Other Income (Expense)	(4,420)
Net Income (Loss) Before Taxes	(37,549)
Income taxes	-
Net Income (Loss)	$ (37,549)

Baytide Securities Corporation
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2008

	Common Stock		Additional Paid-in Capital	Retained Earnings	
	Shares	Amount	Amount	Amount	Total
Beginning Balances	11,000	$11,000	$ 129,160	$ (44,874)	$ 95,286
Net Income (Loss)				(37,549)	(37,549)
Capital Contributions	-	-	15,000	-	15,000
Ending Balances	11,000	$11,000	$ 144,160	$ (82,423)	$ 72,737

The accompanying notes are an integral part of this financial statement.

Baytide Securities Corporation
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2008

Balance at beginning of the year	$	-
Additions		-
Retirements		-
Balance at end of year	$	-

The accompanying notes are an integral part of this financial Statement.

Baytide Securities Corporation
Statement of Cash Flows
For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (37,549)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Unrealized (Gain) Loss on marketable securities	7,434
Decrease (Increase) in Operating Assets:	
Accounts receivable	(844)
Increase (Decrease) in Operating Liabilities:	
Accrued Liabilities	12,110
Total Adjustments	18,700
Net Cash Provided By (Used in) Operating Activities	(18,850)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale Bonds	35,000
Net Cash Provided By (Used In) Investing Activities	35,000
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Capital Contributions	15,000
Net Cash Provided By (Used In) Financing Activities	15,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	31,151
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	49,382
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 80,532

The accompanying notes are an integral part of this financial statement.

Baytide Securities Corporation

Notes to Financial Statements
December 31, 2008

1. Organization and Nature of Business

The Company is an Oklahoma Corporation that is a wholly-owned subsidiary of Baytide Petroleum, Inc. (Parent).

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

The company is engaged in the sale of limited partnership interest, principally in partnerships in which its Parent Company acts as general partner. The limited partnerships are generally engaged in the exploration and development of oil and gas properties. The Company has not had any significant operating activity since 1987.

2. Significant Accounting Policies

Basis of Presentation
The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer dealing in limited partnership interests, private placements and selling of oil and gas interest. The Company recognizes revenue on sales commissions on placement of these various interests and the closing of the programs or tranches.

Marketable Securities
Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Financial Instruments
The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Income Taxes
The Company files its tax return separately from its parent. The company recognizes its gains and losses on investments for tax purposes under the mark to market rule for Broker and Dealers in Securities. Deferred tax assets for NOLs are recorded based upon the likely hood of the asset being realized.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates

3. Postretirement Benefit Plans

The Company does not provide health and life insurance benefits to retired employees.

4. Related Party transactions

The Company shares office facilities and personnel with its Parent. The Company has recorded Rent of $3,600, Utilities of $1,200 and administrative overhead expense of $6,000 for the year of 2008. As of the end of the year the Company reflected a payable to its Parent for $10,800 and an accounts receivable of $844.

5. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $67,105, which was $62,405 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was .24 to 1.

The Company is exempt from the Securities and Exchange Commission Customer Protection Rules (SEC Rule 15c3-3), which relate to reserves and custody of securities, under section (k)(2)(i) of this rule.

8. Income Taxes

The company has net operating loss carryforwards of approximately $66,000 which may be used to offset future taxable income. These loss carryforwards will begin expiring in 2014.

No deferred tax asset has been recorded for the NOL due to the uncertainty of realizing the future benefit. The company uses an effective tax rate of 20% in calculating its deferred tax assets and liabilities.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
as of
December 31, 2008

Baytide Securities Corporation
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2008

Computation of Net Capital

Total ownership equity qualified for net Capital		
Add		$ 72,737
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		72,737
Deductions and/or charges		
Non-allowable assets		
Accounts receivable	$ 844	
		844
Net capital before haircuts on securities positions		71,893
Haircuts on securities (computed, where applicable pursuant to Rule 15c3-1(f):		
Exempt securities	$ 1,112	
Other securities	3,676	
Interest	-	
		4,788
Net capital		$ 67,105
Aggregate Indebtedness		
Items included in statement of condition		
Accounts payable / Accrued interest		$ 16,053
Total Aggregate indebtedness		$ 16,053
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of total aggregate indebtedness)		$ 1,070
Minimum Dollar Net capital requirement of reporting broker or dealer		$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)		$ 5,000
Net capital in excess of minimum required		$ 62,105
Excess net capital at 1000%		$ 65,499
Ratio: Aggregate indebtedness to net capita		24%
Reconcilation with Company's Computation		
Net capital per Company Focus		67,841
Allowable Asset Account Receivable from Parent misclassified as interest		-736
Net Capital Per Audit Report		67,105

Schedule II

Baytide Securities Corporation
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), under which the company carries no customer margin accounts and who promptly transmits all customer funds and all securities received in connection with its activities as a broker or dealer. The Company does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all transactions between the broker and their customers through one or bank accounts, designated as "Special Account for the Exclusive Benefit of the Customer".

Independent Auditors Report

on Internal Control

Required by SEC Rule 17a-5

Year Ended December 31, 2008

JAMES DEE
JOHNSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS P.C.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Baytide Securities Corporation

In planning and performing our audit of the financial statements of Baytide Securities Corporation (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and Comparisons, and the recordation of differences required by rule 1 7a- 13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 1 7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3608 NW 58th St., Ste 100 • Oklahoma City, OK 73112 • Office (405) 943-1272 • FAX 943-1315

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

James Day Grant Company

Oklahoma City, Oklahoma
February 14, 2009